                                                                        www.umc.com

Exhibit

Exhibit            Description

99.1                 Announcement on 2018/07/27: Represent subsidiary FORTUNE VENTURE CAPITAL CORP. to announce related materials on disposal of common shares of MOTECH INDUSTRIES INC.

99.2                 Announcement on 2018/08/10: UMC will attend investor conferences on 2018/08/13

99.3                 Announcement on 2018/08/09: July Revenue

99.4                 Announcement on 2018/08/09: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

Represent subsidiary FORTUNE VENTURE CAPITAL CORP. to announce related materials on disposal of common shares of MOTECH INDUSTRIES INC.

1. Name of the securities: common shares of MOTECH INDUSTRIES INC.

2. Trading date: 2018/06/29~2018/07/27

3. Trading volume, unit price, and total monetary amount of the transaction:

Trading volume: 23,498,456 shares,

Unit price: NTD 13.77,

Total monetary amount: NTD 323,568,632

4. Gain (or loss) (not applicable in case of acquisition of securities): -NTD 48,882,590

5. Relationship with the underlying company of the trade: none

6. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges):

Cumulative volume: 0 shares;

Amount: NTD 0;

Percentage of holdings: 0%;

Status of any restriction of rights: none

7. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement:

Ratio of total assets: 1.12%;

Ratio of shareholder's equity: 1.67%;

The operational capital as shown in the most recent financial statement:

NTD 48,020,332,000

8. Concrete purpose/objective of the acquisition or disposal: financing operation

9. Do the directors have any objections to the present transaction? : no

10. Any other matters that need to be specified:

1. Fortune Venture Capital Corp. merged with UMC New Business Investment Corp., Fortune Venture Capital Corp. was the surviving company, the merger record date was July 1, 2018.

2. The trading announcement included the trading done by UMC New Business Investment Corp. before the merger.

Exhibit 99.2

UMC will attend investor conferences on 2018/08/13

1. Date of the investor conference: 2018/08/13~2018/08/14

2. Time of the investor conference: 15:00

3. Location of the investor conference:

2018/08/13: Far Eastern Plaza Hotel, Taipei

2018/08/14: Nomura Taipei Office

4. Brief information disclosed in the investor conference:

The Company will attend the “Tech Tour”, held by Bank of America Merrill Lynch on 2018/08/13 and the “Asia Tech Tour” held by Nomura on 2018/08/14.

5. The presentation of the investor conference release:

It will be the same as the investor conference on 2018/07/25.

6. Will the presentation be released in the Company’s website:

Yes, please refer to the Company's website at www.umc.com

7. Any other matters that need to be specified: None

Exhibit 99.3

United Microelectronics Corporation

August 9, 2018

This is to report the changes or status of 1) Sales volume, 2) Funds lent to other parties, 3) Endorsements and guarantees, and 4) Financial derivative transactions for the period of July 2018.

1)	Sales volume (NT$ Thousand)

Period	Items	2018	2017	Changes	%
July	Net sales	14,349,944	12,788,087	1,561,857	12.21%
Year-to-Date	Net sales	90,698,658	87,743,918	2,954,740	3.37%

2)	Funds lent to other parties (NT$ Thousand)

Balance as of period end	This Month (actual amount provided)	Last Month (actual amount provided)	Limit of lending
UMC	6,110,000	6,086,000	21,017,242

Note : On December 13,2017, the board of directors resolved to lend funds to USC(Xiamen) for the amount up to US$ 200 million. The actual amount lent to USC(Xiamen) as of  July 31, 2018 was US$ 160 million.

3)	Endorsements and guarantees (NT$ Thousand)

Balance as of period end	This Month (actual amount provided)	Last Month (actual amount provided)	Limit of lending
UMC (Note1)	1,700,000	1,700,000	94,577,592
UMC (Note2)	14,114,100	14,058,660	94,577,592
UMC (Note3)	19,895	19,661	94,577,592

Note1 : On December 24, 2014, the board of directors resolved to provide endorsement to Nexpower's syndicated loan from banks including Bank of Taiwan for the amount up to NT$ 1,700 million.

Note2 : On February 22, 2017 and March 7, 2018, the board of directors resolved to provide endorsement to USC(Xiamen) 's syndicated loan from banks for the amount up to US$ 462 million.

Note3 : On April 26, 2017, the board of directors resolved to provide endorsement to SocialNex Italia 1 s.r.l. 's VAT guarantee to Italian Tax Office for the amount up to EUR$ 558 thousand.

4)	Financial derivatives transactions :

aHedging purpose : NT$ thousand

UMC

Financial instruments	Option		Forwards	IRS
	Put	Call
Deposit Paid	0	0	0	0
Royalty Income (Paid)	0	0	0	0
Unwritten-off Trading
Contracts	0	15,725,754	4,277,000	0
Fair Value	0	56,197	(1,261)	0
Net profit (loss) from Fair Value	0	24,592	(1,261)	0
Written-off Trading
Contracts	0	0	21,197,716	0
Realized profit (loss)	0	0	(82,444)	0

Exhibit 99.4

United Microelectronics Corporation

For the month of July, 2018

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)	The trading of directors, executive officers and 10% shareholders

Title	Name	Number of shares as of June 30, 2018	Number of shares as of July 31, 2018	Changes
Vice President Vice President Vice President Vice President Vice President Associate Vice President	M C Lai Jerry CJ Hu Y S Shen Eric Chen T S Wu S F Tzou	226,863 60,000 92,000 65,557 449,809 1,529,108	26,863 5,000 74,000 45,557 99,809 1,329,108	(200,000) (55,000) (18,000) (20,000) (350,000) (200,000)

2)	The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

Title	Name	Number of shares as of June 30, 2018	Number of shares as of July 31, 2018	Changes
Vice President	M C Lai	226,000	26,000	(200,000)